Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report. All amounts included herein with respect to the six months ended April 30, 2026 are derived from our consolidated financial statements included elsewhere in this report. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

Our business primarily consists of developing our private skincare label, direct skincare products sales and franchise alliances promotions. Our “Park Ha” brand focuses on providing solutions for problematic skin. Established in 2016, the brand had its first store launched in 2017. In addition to the three stores directly operated by Park Ha Jiangsu, as of April 30, 2026 and 2025, we had 21 and 39 franchisees in China, of which 21 and 38 franchisees operate under the store name “Park Ha”. As of April 30, 2026 and 2025, we had nil and one franchisee operate under a different brand name, “Geni” or “歌妮”. XinZhan has entered into supplemental agreements with one franchisee that operate stores under a different brand name, pursuant to which each such franchisee is allowed to keep the existing store name and does not have to change the store name to “Park Ha”. The franchisees operating under the “Geni” or “歌妮” brand sell products from the “Park Ha” brand and other third-party brands with XinZhan’s permission.

Our operating subsidiaries specialize in providing skincare and cosmetic products under our brand name “Park Ha” in China. Our operating subsidiaries develop our proprietary beauty products and offer complimentary after-sales beauty services in our physical stores. Park Ha Jiangsu, in addition to operating our six physical stores, is the research and development center focusing on skincare products development and improvement for sensitive skin. XinZhan leads the marketing and promotional efforts and is the entity in charge of our franchising business. Park Ha Shanghai is a training center for our franchisee staff. As part of our value-added service for our products, our directly operated stores and franchisees offer “light beauty experience”, a quick complimentary after-sales beauty service performed in the stores. Light beauty experience is offered to our customers as an effective way to demonstrate how our products are used in order to deliver the intended results.

Our revenues mainly consist of (i) products sales and (ii) franchise fees. Our total revenue increased by $18,492 to $1,257,689 for the six months ended April 30, 2026 from $1,239,197 for the six months ended April 30, 2025. Products sales accounted for 57% of the total revenue and franchise fees accounted for 43% of the total revenue for the six months ended April 30, 2026. Products sales accounted for 33% of the total revenue and franchise fees accounted for 67% of the total revenue for the six months ended April 30, 2025.

As of April 30, 2026, the 21 franchisees locate in the following regions: 16 in Jiangsu Province, 2 in Shandong Province, 1 in Liaoning Province, 1 in Shanxi Province, and 1 in Heilongjiang Province, forming a complete commercial network.

As of April 30, 2025, the 39 franchisees locate in the following regions: 22 in Jiangsu Province, 4 in Shandong Province, 3 in Shaanxi Province, 1 in Anhui Province, 1 in Liaoning Province, 1 in Shanxi Province, 1 in Hainan Province, 1 in Henan Province, 1 in Heilongjiang Province, 1 in Guizhou Province, 1 in Zhejiang Province, 1 in Tianjin, and 1 in Hebei Province, forming a complete commercial network.

Factors Affecting Our Results of Operations

Our operating subsidiaries currently derive a majority of their revenues from the sale of products and receipt of franchise fees. Park Ha intends to continually enhance its services and cross-sell new services to existing customers and acquire new customers by increasing market penetration with a deeper market coverage and broader geographical reach. Maintaining and enhancing the recognition, image and acceptance of our brand are important to Park Ha’s ability to differentiate our products from and to compete effectively with our peers. Our brand image, however, could be jeopardized if we fail to maintain high product quality, pioneer and keep pace with evolving technology trends, or timely fulfill the orders for our products. If we fail to promote our brand or to maintain or enhance our brand recognition and awareness among our customers, or if we are subject to events or negative allegations affecting our brand image or the publicly perceived position of our brand, our business, results of operations and financial condition could be adversely affected.

Our business is in the beauty industry, which is now experiencing rapid technological and model changes. Failure to anticipate technological innovations or adapt to such innovations in a timely manner, or at all, may result in our products and services becoming obsolete or suffering unpredictable intervals.

We monitor a number of financial and non-financial key business metrics to evaluate on a regular basis business, growth trends and company budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. We believe that some of the most important measures include gross profit margin, operating margin, net income (loss) as well as the non-financial key metrics discussed below which may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Number of contracts for our franchisees

We monitor the number of contracts with customers for our franchisees. The number of contracts will directly impact our results of operations, including revenues and gross profit margins for the foreseeable future. As of April 30, 2026 and 2025 we had 21 and 39 franchisees in China, of which 21 and 38 franchisees operate under the store name “Park Ha”. As of April 30, 2026 and 2025, we had nil and one franchisee operate under a different brand name. XinZhan has entered into supplemental agreements with one franchisee that operate stores under a different brand name, pursuant to which each such franchisee is allowed to keep the existing store name and does not have to change the store name to “Park Ha” .The business relationships between us and our independent franchisees are built on our standards and policies that is of fundamental importance to the overall performance and protection of the “Park Ha” brand.

Expansion of our geographic coverage

We believe there is a substantial opportunity to further grow our customer base by continuing to make significant investments in sales, marketing and brand building. Our ability to attract new customers will depend on a number of factors, including competitive dynamics in our targeted new geographical markets in China. We intend to expand our marketing and sales team with a focus on increasing sales in targeted geographies and customer segments. This will play a pivotal role in driving the company’s growth in terms of sales revenue and franchise fee revenue.

Results of Operations

For the six months ended April 30, 2026 and 2025

The following table presents a summary of the Company’s comprehensive operating performance for the six months ended April 30, 2026 and 2025.

The historical performance listed below does not necessarily indicate expected performance for any future period.

	For the six months ended April 30,		Change
	2026	2025	Amount	%
Revenues, net	1,257,689	1,239,197	18,492	1%
Cost of revenues	45,719	58,500	(12,781)	(22)%
Gross profit	1,211,970	1,180,697	31,273	3%
Selling and marketing expenses	560,577	229,775	330,802	144%
General and administrative expenses	1,189,274	20,632,549	(19,443,275)	(94)%
Research and development expenses	138,618	26,087	112,531	431%
Allowance for expected credit losses	286,048	7,883	278,165	3,259%
Operating loss	(962,547)	(19,715,597)	18,753,050	(95)%
Other income (expenses)	(16,437)	58,154	(74,591)	(128)%
Interest income	49,486	416	49,070	11796%
Interest (expenses)	(4)	(20)	16	(80)%
Total other income (expenses)	33,045	58,550	(25,505)	(44)%
Loss before tax	(929,502)	(19,657,048)	18,727,546	(95)%
Income tax (benefit) expense	(11,220)	178,946	(190,166)	(106)%
Net loss	(918,282)	(19,835,994)	18,917,712	(95)%

Revenue

The sales revenue consists of the following:

	For the six months ended				Change
	April 30, 2026		April 30, 2025		Amount	%
Products sales – Non-franchisees	600,022	48%	208,701	17%	391,321	188%
Product sales – Franchisees	116,083	9%	195,737	16%	(79,654)	(41)%
Franchise fees	541,584	43%	834,759	67%	(293,175)	(35)%
Amount	1,257,689	100%	1,239,197	100%	18,492	1%

Direct costs consist of the following:

	For the six months ended				Change
	April 30, 2026		April 30, 2025		Amount	%
Products sales – Non-franchisees	28,077	62%	10,316	18%	17,761	172%
Product sales – Franchisees	16,627	36%	37,566	64%	(20,939)	(56)%
Franchise fees	1,015	2%	10,618	18%	(9,603)	(90)%
Amount	45,719	100%	58,500	100%	（12,781)	(22)%

The gross profit consists of the following:

	For the six months ended				Change
	April 30, 2026		April 30, 2025		Amount	%
Products sales – Non-franchisees	571,945	47%	198,385	17%	373,560	188%
Product sales – Franchisees	99,456	8%	158,171	13%	(58,715)	(37)%
Franchise fees	540,569	45%	824,141	70%	(283,572)	(34)%
Amount	1,211,970	100%	1,180,697	100%	31,273	3%

The gross profit margin consists of the following:

	For the six months ended		Change
	April 30, 2026	April 30, 2025%
Products sales – Non-franchisees	95%	95%	-%
Product sales – Franchisees	86%	81%	5%
Franchise fees	99%	99%	-%
Amount	96%	95%	1%

For the six months ended April 30, 2026, our total revenue was $1,257,689, while for the six months ended April 30, 2025, our total revenue was $1,239, 197, increased by $18,492, or 1%, which was primarily attributable to the growth in products sales revenue.

Our products sales revenue increased by $311,667, or 77%, from $404,438 for the six months ended April 30, 2025 to $716,105 for the six months ended April 30, 2026, which is mainly because with the improvement of the company’s brand awareness, the sales business is in the trend of increasing year by year.

Our Franchise fees revenue decreased by $293,175, or 35%, from $834,759 for the six months ended April 30, 2025 to $541,584 for the six months ended April 30, 2026, which is mainly because the decrease of franchisees.

Products sales — Non-franchisees

Product sales revenue from non-franchisees increased by $391,321, or 188%, from $208,701 for the six months ended April 30, 2025 to $600,022 for the six months ended April 30, 2026. Sales revenue from non-franchisees accounted for 48% and 17% of the total revenue, respectively, for the six months ended April 30, 2026 and 2025. The main drivers are the rising brand awareness, which has boosted sales, and the continuous expansion of our non-franchise outlets.

The cost of products sales to non-franchise for the six months ended April 30, 2026 was $28,077, increased by $17,761 or 172% compared to $10,316 for the six months ended April 30, 2025. For the six months ended April 30, 2026 and 2025, cost of products sales to non-franchisees accounted for 62% and 18% of the total cost of revenue, respectively. The higher cost of revenue was primarily driven by rising sales, which led to a synchronous growth in related expenses.

For the six months ended April 30, 2026 and 2025, gross profit of products sales to non-franchisees accounted for 47% and 17% of the total gross profit, respectively. For the six months ended April 30, 2026, gross profit and gross profit margin were $571,945 and 95%, respectively, while for the six months ended April 30, 2025, gross profit and gross profit margin were $198,385 and 95%, respectively.

Product sales — Franchisees

Product sales revenue from franchisees decreased by $79,654, or 41%, from $195,737 for the six months ended April 30, 2025 to $116,083 for the six months ended April 30, 2026. Sales revenue from franchisees accounted for 9% and 16% of the total revenue, respectively, for the six months ended April 30, 2026 and 2025.The decline was primarily attributable to fewer franchise stores.

The cost of products sales to franchisees for the six months ended April 30, 2026 was $16,627 representing an decrease of $20,939, or 56%, compared to $37,566 for the six months ended April 30, 2025. For the six months ended April 30, 2026 and 2025, the cost of products sales to franchisees accounted for 36% and 64% of the total cost of revenue, respectively. The above decrease in cost of revenue was mainly due to lower sales volumes.

For the six months ended April 30, 2026 and 2025, gross profit of products sales to franchisees accounted for 8% and 13% of the total gross profit, respectively. The gross profit and gross profit margin for the six months ended April 30, 2026 were $99,456 and 86%, respectively. The gross profit and gross profit margin for the six months ended April 30, 2025 were $158,171 and 81%, respectively. which is mainly because the decrease of franchisees.

Franchise fees

For the six months ended April 30, 2026, the total revenue from franchise fees was $541,584, with a cost of franchise fees of $1,015, compared to $834,759 and $10,618 for the six months ended April 30, 2025. Gross profit of franchise fees decreased by $283,572 for the same period. For the six months ended April 30, 2026 and 2025, the total revenue from franchise fees accounted for 43% and 67% of the total revenue, respectively. For the six months ended April 30, 2026 and 2025, the cost of franchise fees accounted for 2% and 18% of the total cost of revenue, respectively. For the six months ended April 30, 2026 and 2025, the gross profit of franchise fees accounted for 45% and 70% of the total gross profit. The main reason is that:

Roll-forward of franchisees

The following table provides a roll-forward of our franchise contracts during the six months ended April 30, 2026 and 2025:

	Number of				Number of
	Franchise				Franchise
	Contracts				Contracts
	at the	Number of		Number of	at the
	Beginning of	Newly Joined		Terminated	End of
	Period	Franchisees		Franchisees	Period
For the six months ended April 30, 2025	45	2		8	39
For the six months ended April 30, 2026	22		_	1	21

As of April 30, 2026, the decrease in the number of franchise contracts was primarily attributable to the Company’s adjustment and upgrade of its franchise business model. The Company has implemented enhanced franchisee admission criteria and more rigorous ongoing performance evaluation standards, focusing on improving the operational quality of existing franchisees rather than expanding the number of franchisees. In particular, the Company discontinued or did not renew relationships with franchisees that did not meet its updated criteria

As of April 30, 2026, we had 21 franchisees in total, down from 22 at the beginning of the year. The reduction resulted from certain franchisees voluntarily terminated their contracts by electing not to renew.

For the six months ended April 30, 2026, all revenue was derived from existing franchisees.

As of April 30, 2025, we had 39 franchisees as a result of (i) 33 franchisees renewed their contracts (“2025 Renewed Franchisees”) and 4 franchisees terminated their contracts in May 2025; (ii) 2 newly contracted franchisees.

The revenue for the six months ended April 30, 2025 comprised the revenue from (i) 2025 Renewed Franchisees of US$748,993, and (ii) newly contracted franchisees of US$8,253.

Our franchise fees are recognized over the franchise term as the performance obligation is satisfied, typically spanning one year. For details, see “Note 2 — Summary of Significant Accounting Policies — Revenue Recognition.” The revenue for the six months ended April 30, 2026 decreased by appropriately 35% as compared to the six months ended April 30, 2025. the decrease in the number of franchise contracts was primarily attributable to the Company’s adjustment and upgrade of its franchise business model.

Cost of franchise fees mainly includes the training service cost , advertising support provided and related taxes for franchisees. For the six months ended April 30, 2026, only relevant taxes and fees have been incurred for franchise expenses, and no other costs have been incurred.

Selling and marketing expenses

For the six months ended April 30, 2026, our selling and marketing expenses were $560,577 , while for the six months ended April 30, 2025, our selling and marketing expenses were $229,775, representing an increase of $330,802, or 144%. The main reason for the increase is (i) the increase of $97,258 in payroll expenses based on the increased directly-operated store and increased sales staff and increased annual bonuses；(ii)Due to business expansion, promotion and advertising expenses have increased by $174,077 and $11,937, respectively (iii)Depreciation expenses increased by approximately $38,894.

General and administrative expenses

For the six months ended April 30, 2026, our general and administrative expenses were $ 1,189,274 , while for the six months ended April 30, 2025, our general and administrative expenses were $20,632,549, representing a decrease of $19,443,275 or 94%. The decrease was primarily attributable to the share-based payment expense of $19,950,000 recognized for the six months ended April 30, 2025 in connection with the immediately vested 2025 Share Incentive Award, while no such expense was recognized for the six months ended April 30, 2026.

Research and development expenses

For the six months ended April 30, 2026 our R&D expenses were $138,618, while for the six months ended April 30, 2025, our R&D expenses were $26,087, representing an increase of $112,531. The primary reason is the addition of $90,000 in outsourced R&D costs during this period.

Allowance for expected credit losses

Allowance for expected credit losses derives from allowances on accounts receivable and loan receivable from franchisees, based on past collection experience, current economic conditions, future economic conditions and changes in the Company’s customer collection trends. Allowance for expected credit losses of accounts receivables and franchisee loan and other receivables were $286,048 for the six months ended April 30, 2026, representing a increase of $278,165 or 3,529% from $7,883 for the six months ended April 30, 2025.

Allowance for accounts receivables decreased from $144,859 as of October 31, 2025 to $151,003 as of April 30, 2026, an increase of $6,144 or 4%. No significant changes have occurred.

Allowance for loans receivables from franchisees increased from $232,876 as of October 31, 2025 to $534,173 as of April 30, 2026, an increase of $301,297 or 129%. primarily due to the increase of past-due loans.

Allowance for other receivables decreased from $11,002 as of October 31, 2025 to $11,468 as of April 30, 2026, an increase of $466 or 4%. No significant changes have occurred.

Interest income (expense)

Interest income mainly comes from deposit interest income. Interest income for the six months ended April 30, 2026 and 2025 was approximately $49,486 and $416, respectively.

Interest expense mainly comes from the bank transfer fees. Interest expense for the six months ended April 30, 2026 and 2025 was approximately $(4) and $(20), respectively.

Income tax expense (benefit)

The Company in general is subject to profits tax rate at 25% for income generated for its operation in China and net operating losses can be carried forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. “Park Ha Jiangsu” obtained its HNTE certificate on November 6, 2024. Therefore, “Park Ha Jiangsu” is eligible to enjoy a preferential tax rate of 15% from 2024 to 2026 to the extent it has taxable income under the EIT Law.

Announcement No. 12 [2023] of the Ministry of Finance and the State Taxation Administration stipulates that the preferential corporate income tax (CIT) policy for small and low-profit enterprises (SLPEs) — reducing taxable income by 25% and applying a 20% tax rate — shall be extended until December 31, 2027.Wuxi Muchen and Wuxi Mufeng and ParkHa Investment , with annual taxable income not exceeding RMB 1 million for the year ended October 31, 2025, qualify as SLPEs. As such, 25% of their taxable income is subject to CIT at the reduced rate of 20%.

Ai Meihui obtained the “Review Approval Notification for Application and Adjustment of Fixed Amount for Periodic Fixed-Amount Taxpayers” issued by the State Taxation Administration, Jiangsu Wuxi Economic Development Zone Tax Bureau on August 30, 2025, indicating that the application for “Periodic Fixed-Amount Taxpayer Application and Adjustment of Fixed Amount” submitted by Ai Meihui on August 22, 2025, has been approved. Upon review, Ai Meihui’s account shall implement a monthly taxable amount of 0.0 yuan from August 1, 2025, to December 31, 2025. As of April 30, 2026, the taxable amount assessed by the tax authority under the periodic fixed-amount collection method is nil

Xinyuexuan obtained the “Review Approval Notification for Application and Adjustment of Fixed Amount for Periodic Fixed-Amount Taxpayers” issued by the State Taxation Administration, Jiangsu Wuxi Economic Development Zone Tax Bureau on August 19, 2025, indicating that the application for “Periodic Fixed-Amount Taxpayer Application and Adjustment of Fixed Amount” submitted by Xinyuexuan on August 11, 2025, has been approved. Upon review, Xinyuexuan’s account shall implement a monthly taxable amount of zero yuan from July 1, 2025, to December 31, 2025. As of April 30, 2026, the taxable amount assessed by the tax authority under the periodic fixed-amount collection method is nil

Hefeng received a “Reminder of Approval for Periodic Fixed-Amount Taxpayer’s Application for Assessment and Adjustment of Fixed Quota” issued by the Tax Service Office of Wuxi Economic Development Zone of the State Administration of Taxation on January 13, 2026. The application for “Periodic Fixed-Amount Taxpayer’s Application for Assessment and Adjustment of Fixed Quota” filed by Hefeng on January 5, 2026, has been approved. As a result, Hefeng is subject to a monthly taxable amount of RMB 0.00 for the period from January 1, 2026 to December 31, 2026, as assessed by the tax authority.

The income tax (benefit) expense for the six months ended April 30, 2026 and 2025 were approximately $(11,220) and $178,946, respectively.

The income tax expense for the fiscal year ended April 30, 2026 was adjusted by (i)the increase in the income tax expense by $173,133, of which $26,100 because Park Ha Jiangsu enjoyed a preferential rate of 15%, of which $154,755 because Park Ha Cayman is not subject to tax, of which $14,496 because Wuxi Muchen, Wuxi Mufeng and ParkHa Investment enjoyed a preferential rate of 5% for small and Low-Profit Enterprises, of which $(22,218) because HeFeng,Aimei Hui and Xinyuexuan enjoyed Deemed Provision Tax Assessment; (ii)the decrease in the income tax expense of $22,806 due to the effect of super deduction of R&D expenses of $121,366; and (iii)the increase in the income tax expense of 68,374 because Park Ha Jiangsu , Park Ha Shanghai ,Wuxi Muchen ,Wuxi Mufeng , ParkHa Investment and Wuxi MaoHe recorded net loss for the fiscal year ended April30, 2026;and (iv)the increase in the income tax expense of $2,454 due to the effect of entertainment expenses of $10,547.

The income tax expense for the six months ended April 30, 2025 was adjusted by (i) the increase in the income tax expense by $5,059,645, of which $19,132 because Park Ha Jiangsu enjoyed a preferential rate of 15%, of which $5,045,947 because Park Ha Cayman is not subject to tax, of which $(4221) because Wuxi Muchen and Wuxi Mufeng enjoyed a preferential rate of 5% for small and Low-Profit Enterprises, of which $(1213) because Huishan Yiyayue enjoyed a preferential rate of 3% for Individual Businesses (Self-Employed); (ii) the decrease in the income tax expense of $3,913 due to the effect of super deduction of R&D expenses of $26,087; and (iii) the increase in the income tax expense by 35,614 because Park Ha Jiangsu and Park Ha Shanghai recorded net loss for the six months ended April 30, 2025; and (iv) the increase in the income tax expense of $1,862 due to the effect of non-deductible expense of $12,295.

Net Loss

As a result of the foregoing, for the six months ended April 30, 2026, our net loss was $918,282, compared to net loss $19,835,994 for the six months ended April 30, 2025, representing a decrease of $18,917,712 or 95%.

Working capital and capital resources

As of April 30, 2026, we had $627,851 in cash as compared to $3,787,678 as of October 31, 2025. The Company’s working capital and other capital needs mainly come from shareholders’ equity contributions and operating cash flows. Cash is needed to pay for inventory, wages, sales expenses, rent, income tax, and other operating expenses.

Although the Company’s management believes that the cash generated from operations will be sufficient to meet the Company’s normal working capital needs, its ability to service its current debts will depend on its future realization of its current assets for at least the next 12 months. The management has considered historical experience, economic conditions, trends in the beauty industry, the collectability of accounts receivable as of April 30, 2026, and the realization of inventory. Based on these considerations, the management believes that the Company has sufficient funds to meet its working capital needs and debt obligations, as they will be due at least 12 months from the date of financial reporting. However, there is no guarantee that the management’s plan will be succeed. There are many factors that may occur and cause the Company’s plan to fall short, such as economic conditions, competitive pricing in the industry and the continuous support of our suppliers. If future operating cash flows and other capital resources are insufficient to meet its liquidity needs, the Company may be forced to reduce or postpone its anticipated expansion plans, sell assets, acquire additional debt or equity capital, or refinance all or part of its debt.

The following table summarizes the Company’s cash flow data for the six months ended April 30, 2025 and 2024:

	For the six months ended April 30,
	2026	2025
Net cash (used in) provided by operating activities	$(113,727)	$245,433
Net cash used in investing activities	5,354,658	3,262,430
Net cash provided by financing activities	2,236,811	3,833,511
Net (decrease) increaseof cash	(3,231,574)	816,514
Effect of foreign currency translation	71,747	(12,727)
Cash – beginning of period	3,787,678	547,498
Cash – end of period	$627,851	$1,351,285

Net cash (used in) provided by operating activities

For the six months ended April 30, 2026, the net cash used in operating activities was $113,727, as compared to the net cash provided by operating activities of $245,433 for the six months ended April 30, 2025. Key drivers of the change include:(i) increase in fluctuations of other receivables and other current assets of $239,684.(ii) increase in fluctuations of contractual liabilities of $192,970 .(iii) increase in fluctuations of accounts receivable of $43,912, (iv) increase in fluctuations of accounts payable of $8,973 and (v)decrease in fluctuations of Taxes payable of $141,859.

Net cash used in investing activities

For the six months ended April 30, 2026, the net cash used in investment activities was $5,354,658, as compared to the net cash used in investment activities of $3,262,430 for the six months ended April 30, 2025. The increase in net cash used in investment activities is mainly due to the short term investments $ 5,018,889 .

Net cash provided by financing activities

For the six months ended April 30, 2026, the net cash provided by financing activities was $2,236,811, as compared to the net cash provided by financing activities of $3,833,511 for the six months ended April 30, 2025. The main reason for the decrease in net cash from financing activities is the decrease in cash inflows from stock issuances compared to the same period last year.

Non-cash lease expenses

As of April 30, 2026, the Company has entered into several operating leases for its self-operated stores, dormitories and offices. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate implicit in the lease.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

	For the Six Months End
	April 30,
	2026	2025
Lease Cost
Operating lease cost	$52,027	$14,098

Other Information
Cash paid for amounts included in the measurement of lease liabilities	$46,988	$13,422

As of April 30, 2026 and October 31, 2025, the weighted average lease term and discount rate are as follows:

	April 30, 2026	October 31, 2025
Weighted average remaining lease term – operating leases (in years)	2.05	2.47
Average discount rate – operating lease	3.21%	3.25%

As of April 30, 2026 and October 31, 2025, the supplemental balance sheet information related to leases are as follows:

	April 30, 2026	October 31, 2025
Operating leases
Right-of-use assets	$181,274	$180,243

Operating lease liabilities, current	$128,432	$104,254
Operating lease liabilities, non-current	57,899	$75,915
Total operating lease liabilities	$186,331	$180,169

The undiscounted future minimum lease payment schedule as follows:

For the years ending April 30,
Due and unpaid for 2025	12,304
Remainder of 2026	74,352
2027	76,837
2028	28,308
Total undiscounted lease payments	191,801
Less imputed interest	(5,470)
Total lease liabilities	186,331

Concentration of credit risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration of customers and suppliers

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration of customers and suppliers

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

For the six months ended of April 30, 2026, the company’s customers are relatively scattered, with no single customer accounting for more than 10% of total revenue.

The customers that accounted for 10% or more of the Company’s accounts receivable comprised of the following:

	April 30, 2026	October 31, 2025
Percentage of the Company’s accounts receivable
Customer D	11%	4%
Customer J	50%	28%
Customer L	—%	11%
Customer K	28%	15%

The suppliers that accounted for 10% or more of the Company’s purchases comprised of the following:

	For the Six Months Ended
	April 30, 2026	April 30, 2025
Percentage of the Company’s purchases
Supplier A	8%	12%
Supplier B	11%	12%
Supplier C	9%	13%
Supplier D	—%	—%
Supplier E	6%	14%
Supplier F	18%	—%
Supplier I	7%	11%
Supplier J	5%	11%

The suppliers that accounted for 10% or more of the Company’s account payables comprised of the following:

	April 30, 2026	October 31, 2025
Percentage of the Company’s accounts payable
Supplier E	11%	—%
Supplier G	56%	81%
Supplier H	16%	19%
Supplier J	14%	—%

Contract liability

The contract liabilities consist of advances from customers, which relate to unsatisfied performance obligations at the end of each reporting period and consists of cash payments received in advance from customers in sales of beauty products and devices and unearned franchise fee. As of April 30, 2026 and October 31, 2025, the Company’s advances from customer deposit and unearned franchise fee amounted to $194,968 and $194,753, respectively.

Trend Information

Except as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that may reasonably be likely to have a significant impact on our net income, income from continuing operations, profitability, working capital or capital resources, or that would cause reported may not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

Except as disclosed elsewhere in this annual report, we have not entered into any financial guarantees or other commitments to ensure the payment obligations of any third party. We have not entered into any derivative contracts that are indexed to its shares and classified as shareholders ’ equity or that are not reflected in its consolidated financial statements. In addition, we do not have any retained or contingent interests in the assets transferred to unconsolidated entities that services as credit, liquidity, or market risk support to such entities. We do not have any variable interests in any unconsolidated entity that provides us with financing, liquidity, market risk or credit support, or that engages in leasing, hedging or research and development services.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the assessment of the expected credit losses for receivables. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Credit Losses

On January 1, 2023, we adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” by using a modified retrospective transition method, which replaces the incurred loss impairment methodology with an expected loss methodology that is referred to as the current expected credit loss methodology. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of ASU 2016-13 did not have a material impact on our financial statements.

Our account receivables, loans receivable from franchisees, due from related parties and other receivables which is included in other receivables and other current assets line item in the balance sheet are within the scope of ASC Topic 326. We use the roll-rate method to measure expected credit losses of account receivables and loans receivable from franchisees, on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each year of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. For due from related parties and other receivables, we use the loss-rate method to evaluate the expected credit losses on an individual basis. When establishing the loss rate, we make the assessment on various factors, including historical experience, creditworthiness of debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the debtors. We also provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in the consolidated statements of operations and comprehensive income. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Account receivables, loans receivable from franchisees, due from related parties and other receivables are recognized and carried at original amount less an allowance for credit losses, as necessary. As of April 30,2026, and October 31, 2025, allowance for credit losses for accounts receivable amounted to $151,003 and $144,859, respectively, allowance for credit losses for loans to franchisees amounted to $534,173, and $232,876, respectively, and allowance for credit losses for other receivables amounted to $11,468 and $11,002, respectively.

Quantitative and qualitative disclosure of market risk

The deterioration of the overall economic conditions in the United States and globally, including the impact of long-term deflation on our customers and suppliers, may harm our business and operational results.

Our business and operating results may be adversely affected by changes in national or global economic conditions. These situations include but are not limited to inflation and/or deflation, changes in interest rates, availability of capital markets, availability and cost of energy (including fuel surcharges), negative impacts caused by military conflicts between Russia and Ukraine, and the impact of government measures to manage economic conditions. The impact of such situations may be transmitted to our business in the form of a decrease in customer base and/or our customer expenses, as industry wide expenses may decrease and/or our suppliers may face economic pressure to shift costs.

Risks related to conducting business in China

The intervention of the state government in the commercial activities of Chinese companies listed in the United States may have a negative impact on our operations.

The Chinese government announced that it will strengthen regulation of Chinese companies listed overseas. According to the new measures, China will strengthen the supervision of cross-border data flow and security, crack down on illegal activities in the securities market, punish fraudulent securities issuance, market manipulation, and insider trading. China will also inspect the sources of funds for securities investment and control leverage. The Cyberspace Administration also conducted cybersecurity investigations on several technology giants listed in the United States, with a focus on antitrust, fintech regulation, and with the passage of the Data Security Law, how companies collect, store, process, and transfer data. Our operations and commercial interests are in Chinese Mainland. If the intervention of the Chinese government is expanded and through agency, our commercial interests will be affected, and our operations may be negatively affected, although there is currently no obvious direct impact.